03011816

SECURIT... MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32682

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BNP PARIBAS SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

787 Seventh Avenue
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Clyne (212) 471-6676
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1177 Ave. of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED MAR 04 2003 WASH. D.C. 155 SECTION PROCESSING

PROCESSED MAR 24 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

MAR 21 2003

Affirmation

I, Thomas Clyne, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to BNP Paribas Securities Corp. for the year ended December 31, 2002, are true and correct. I further affirm that neither BNP Paribas Securities Corp. nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Thomas Clyne
Thomas Clyne

Chief Financial Officer
Title

Subscribed and sworn to before me on this 28 th day of February, 2003.

Diana E. Mitchell
Notary Public

DIANA E MITCHELL
Notary Public, State of New York
No. 4993722
Qualified in New York County
Commission Expires ~~March 23, 19~~
July 2, 2006

LETTER OF ATTESTATION

February 28, 2003

I, the undersigned, hereby certify that, to the best of my knowledge and belief, the accompanying Financial Report for the month/quarter/year (circle, as appropriate) ending December 31, 2002, submitted pursuant to the requirements of the Chicago Board of Trade, presents fairly and accurately in all material respects the financial condition of:

BNP Paribas Securities Corp.
(Name of Firm)

I further certify that a copy of the accompanying Financial Report has been made available to: each general partner (if a partnership) or to each member of the Chicago Board of Trade whose membership is registered on behalf of the corporation (if a corporation), as well as each individual designated by the firm in accordance with CBOT Regulation 230.03(a), if he is a member or has executed a Designated Person Consent to Jurisdiction.

Thomas Clyne
(Signature)

Thomas Clyne - CFO

(Type name and Title)

NOTE: This Letter of Attestation must be signed by the Chief Financial Officer, or the person who has these responsibilities, provided that he is either a member registered on behalf of the firm or he has executed a Designated Person Consent to Jurisdiction pursuant to CBOT Regulation 230.03(a). If a partnership, the signatory must also be a general partner. If the CFO does not meet these requirements the firm must request a waiver, pursuant to Capital Rule 311, so that another qualifying individual may sign this Letter of Attestation.

The firm submitting this Form and its attachments and the person whose signature appears above represent that, to the best of their knowledge, all information contained therein is true, correct and complete. It is understood that all required item statements and schedules are integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted. It is further understood that any intentional misstatements or omissions of facts constitute a felony under the Commodity Exchange Act (See 7 U.S.C. § 13).

BNP Paribas Securities Corp.

(An indirectly wholly owned subsidiary of BNP PARIBAS)
Statement of Financial Condition
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors
and Stockholder of
BNP Paribas Securities Corp.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BNP Paribas Corp. (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2003

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Statement of Financial Condition
December 31, 2002
(in thousands, except share data)

Assets	
Cash	$ 7,262
Securities purchased under agreements to resell	19,503,872
Securities borrowed	17,133,344
Securities owned - at market value	13,070,739
(including securities owned, pledged to counterparties of $3,067,859)	
Securities failed to deliver	456,877
Receivable from brokers, dealers, and clearing organizations	1,215,535
Receivable from customers	116,504
Other assets	117,876
Total assets	$ 51,622,009
Liabilities and stockholder's equity	
Liabilities	
Overnight loans and overdrafts	$ 105,294
Securities sold under agreements to repurchase	33,569,269
Securities loaned	5,989,615
Securities sold, not yet purchased - at market value	7,766,170
Securities failed to receive	531,098
Payable to brokers, dealers, and clearing organizations	3,050,216
Payable to customers	38,579
Accrued expenses and other liabilities	78,271
	51,128,512
Liabilities subordinated to the claims of general creditors	237,000
Stockholder's equity	256,497
Total liabilities and stockholder's equity	$ 51,622,009

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

BNP Paribas Securities Corp. (the "Company" or "BNPPSC") is a wholly-owned subsidiary of BNP Paribas North America, Inc. ("BNPPNA"), the ultimate parent of which is BNP PARIBAS ("BNPP").

The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Additionally, the Company is a registered futures commission merchant under the Commodity Exchange Act and is a member of the Chicago Board of Trade ("CBOT"). On August 1, 2002, the Company purchased a market making membership on the International Stock Exchange ("ISE"). This membership allows BNPPSC to make markets in certain equity based options. The Company trades proprietary positions for itself and engages in brokerage and clearance activities for its customers - primarily institutions, other broker-dealers, and affiliates. BNPPSC also engages in investment banking activities and provides support services for certain affiliates.

2. Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2002. Significant estimates include inventory valuations, realization of deferred tax assets, certain fees from affiliates and certain expenses charged by affiliates. Actual results could differ materially from such estimates included in the financial statements.

Securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are recorded at market value.

Resale Agreements

Securities purchased under agreements to resell ("reverse repo") and securities sold under agreements to repurchase ("repo") are treated as collateralized financing transactions and are carried at their contracted resale or repurchase amounts plus accrued interest. It is the Company's policy to take possession of securities with a market value equal to or in excess of the principal amount loaned plus accrued interest. The Company has reported certain reverse repos and repos net, in the statement of financial condition. Such transactions were executed under a master netting agreement with the same counterparty and have the same expiration date.

Securities Borrowing and Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or similar collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. Interest income and interest expense are recorded on an accrual basis. The Company monitors the market value of securities borrowed or loaned on a daily basis with additional collateral obtained or refunded, as necessary.

(dollars in thousands)

Derivative Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over the counter derivative financial instruments, principally forwards, options, and swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2002 consisted of

	Owned	Sold
U.S. Government securities	$ 12,439,928	$ 7,353,604
Other debt instruments	596,891	365,604
Equities	14,283	30,050
Options	19,637	16,912
	$ 13,070,739	$ 7,766,170

4. Subordinated Liabilities

The Company has the following outstanding subordinated loan agreements with BNPPNA at December 31, 2002:

Maturity Date	Amount
April 30, 2003	$ 72,000
July 31, 2003	75,000
October 31, 2003	90,000
	$ 237,000

The loans allow for prepayment of all or any part of the obligations at the option of the Company and upon receipt of prior written approval of the NASD and the CBOT. All loans bear interest at the Federal Funds rate plus 3/8%.

The agreements covering the subordinated borrowings have been approved by the NASD and are thus available in computing net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodity Exchange Act. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be repaid.

(dollars in thousands)

5. Deferred Compensation

Under the terms of a deferred bonus plan, employees with annual discretionary bonus awards in excess of a certain fixed Euro amount, receive a portion of such excess in shares of BNPP. The shares are granted on the date of payment of the annual cash bonus ("grant date") and are held in a Trust until the shares are vested. For the year ended December 31, 2002, the grant date is expected to be February 28, 2003. The shares of each award vest evenly in each year during a three year period following the grant date. Once vested, the employee may sell or retain their vested shares at their discretion.

6. Employee Benefit Plans

Substantially all employees of BNPP and its affiliates in the United States of America, who meet certain age and tenure requirements are covered under various benefit plans. The plans include a noncontributory defined benefit plan, a supplemental executive retirement plan and a defined contribution 401(k) plan. The assets of the pension plan are principally invested in fixed income and equity securities, held by a third-party bank and managed by private fund managers.

7. Income Taxes

The results of the Company's operations are included in the consolidated federal and the combined state and local income tax returns of Paribas North America, Inc. ("PNA"), a U.S. holding company of which the ultimate parent is BNPP.

The Company records a current income tax provision (benefit) equal to the total current and deferred tax provision (benefit) which would have been calculated if the Company had filed on a stand-alone basis. The resulting tax payable or benefit receivable is settled with PNA in the month following each calendar quarter. At December 31, 2002, the Company's tax receivable from PNA in the amount of $3,354 has been offset against intercompany payables to PNA, which are included in accrued expenses in the statement of financial condition.

If the Company did not settle its full provision for income taxes with PNA, it would have recorded an unreserved deferred tax asset at December 31, 2002 of $38,300 due to temporary tax and accounting differences resulting primarily from interest accrued but not yet paid to foreign affiliates, and deferred compensation.

8. Transactions with Related Parties

The Company engages in various transactions with BNPP and its affiliates. These transactions include financing agreements, clearance and settlement of security transactions, and operational support.

(dollars in thousands)

The Company has a tax sharing arrangement with PNA (see Note 7). The Company also maintains demand deposit accounts with, borrows funds from, and acts as security custodian for BNPP and its affiliates. Such securities may be pledged by the Company to secure bank borrowings. At December 31, 2002 assets and liabilities with related parties consist of the following:

Cash	$ 299
Securities purchased under agreements to resell	5,004,967
Securities borrowed	69,110
Securities failed to deliver	99,352
Receivable from brokers, dealers, and clearing organizations	607,621
Other assets	19,078
Overnight loans and overdrafts	75,369
Securities sold under agreements to repurchase	11,277,259
Securities loaned	4,809,559
Securities failed to receive	108,478
Payable to brokers, dealers, and clearing organizations	258,998
Accrued expenses and other liabilities	37,446
Liabilities subordinated to the claims of general creditors	237,000

The Company clears futures transactions on behalf of BNPP and its affiliates, in addition to its proprietary futures positions. In connection with this activity, the Company receives cash margin deposits from BNPP and its affiliates and meets its margin obligation with futures exchanges by depositing cash and securities with the exchanges. At December 31, 2002, the Company had received $369 of margin deposits from BNPP and its affiliates, which are included in payable to brokers, dealers and clearing organizations on the statement of financial condition.

9. Pledged Assets, Commitments and Contingencies

At December 31, 2002, the approximate market values of collateral received which may be sold or repledged by the Company, including the collateral related to amounts netted under FIN 41, were:

Sources of collateral	
Securities purchased under agreements to resell	$ 30,580,448
Securities received in securities borrowed vs. cash transactions and letters of credit	16,890,445
Total	$ 47,470,893

(dollars in thousands)

At December 31, 2002, the approximate market values of the portion of collateral received that were sold or repledged by the Company, including the collateral related to amounts netted under FIN 41, were:

Uses of collateral	
Securities sold under agreements to repurchase	$ 35,074,812
Securities loaned	6,015,108
Total	$ 41,089,920

The Company, in the normal course of business, has been named as defendant in various legal proceedings. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these proceedings will not have a material adverse effect on the Company's financial statements.

The Company is required to maintain deposits with various clearing organizations and exchanges. At December 31, 2002, marketable securities with a market value of $98,979 had been deposited to satisfy such requirements.

The Company has pledged $7,239,800 of securities collateral, under tri-party agreements, which cannot be resold or pledged by the counterparty.

10. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. As a registered futures commission merchant, the Company is subject to Regulation 1.17 which requires the maintenance of minimum adjusted net capital equal to the greater of $250 or 4% of customer funds required to be segregated pursuant to the Commodity Exchange Act. At December 31, 2002, the Company had net capital of $392,151, which was $391,901 in excess of its required net capital.

Additionally, the Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934 which requires the deposit of cash and/or qualified securities, as defined, in a special reserve account for the exclusive benefit of customers. At December 31, 2002, $10 in cash and U.S. government securities with a market value of $11,628 have been segregated in a special reserve account. At December 31, 2002, the Company was required to maintain a balance of $1,088 in this account.

As a futures commission merchant, the Company is subject to Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act, which requires a futures commission merchant to segregate or secure money, securities, funds and property related to customers' regulated commodity futures accounts in a special bank account for the exclusive benefit of customers. At December 31, 2002, there were no segregation requirements.

11. Credit Risk and Financial Instruments with Off -Balance Sheet Risk

In the normal course of business, the Company's securities activities involve the execution, clearance and settlement of various transactions with customers, brokers and dealers and affiliates. These securities activities are transacted on either a receipt versus payment/delivery versus payment or a cash basis. The Company is exposed to risk of loss on these transactions in the event the counterparty fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing market prices.

The Company engages in various securities activities with a diverse group of domestic and foreign counterparties. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities activities can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Company.

In connection with these securities activities, the Company enters into reverse repos and repos, primarily in U.S. government securities, in addition to securities borrowing and lending arrangements which may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

In accordance with industry practice, reverse repos are generally collateralized by securities held by the Company with a market value in excess of the customers' obligation under the contract and repos are collateralized by securities deposited by the Company with a market value in excess of the Company's obligation under the contract. Similarly, securities borrowed and loaned agreements are collateralized by deposits and receipts of cash. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

Securities sold (including short calls), but not yet purchased represent obligations of the Company to deliver the specified securities or underlying security at the contracted price, and thereby, create a liability to repurchase them in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's repurchase of such securities may exceed the amount recognized in the Company's statement of financial condition.

The Company's trading activities include the use of futures contracts, options on futures contracts and on equity securities, credit default swaps, and foreign currency forwards. These futures and options positions are primarily used to mitigate risk on government and corporate bond trading positions. Such activities involve, to varying degrees, elements of market risk in excess of the amount recorded on the Company's statement of financial condition. The Company's exposure to credit risk associated with counterparty nonperformance on forwards and options is limited to the unrealized gains inherent in such contracts which are recognized in the Company's statement of financial condition.

12. Fair Value Disclosures

Due to the nature of its operations, substantially all of the Company's assets are comprised of reverse repos, securities borrowed, securities failed to deliver, receivables from customers, brokers, dealers, and clearing organizations and securities owned. The reverse repos, securities borrowed and securities failed to deliver are short-term in nature and the carrying amounts are a reasonable estimate of fair value. The carrying amounts of the receivables are a reasonable estimate of fair value. Securities owned are carried at fair value based primarily on quoted market prices.

Similarly, substantially all of the Company's liabilities arise from repos, securities loaned, securities failed to receive, payables to customers, brokers, dealers, and clearing organizations and securities sold, not yet purchased. The repos, securities loaned and securities failed to receive are short-term in nature and the carrying amounts are a reasonable estimate of fair value. The carrying amounts of the payables are a reasonable estimate of fair value. Securities sold, not yet purchased are carried at fair value based primarily on quoted market prices.

Due to the short-term nature of the subordinated loan agreements and the variable rate of interest charged, the carrying value approximates the estimated fair value.

13. Guarantor Agreements

The Company is contingently liable under letters of credit issued to counterparties lending securities to the Company. At December 31, 2002, the total letters of credit issued and utilized are $156,000 and $144,662, respectively